A*W 3/13/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14048061

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH, D.C. 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui — (212) 704-7608
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

gn 3/18/14

AFFIRMATION

We, Michelle Hui and Carlos Bertaco, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Safra Securities LLC (the "Company") for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Financial & Operations Principal — Date: 2/28/14

Director — Date: 2/28/14

State of New York
County of New York

Subscribed and sworn to
before me

this 28th day of Feb. 2014

Notary Public

KAREN DA-IN CHANG
Notary Public, State of New York
No 01CH5004133
Qualified in Queens County
Certificate Filed In New York County
Commission Expires Nov. 9, 2014

SAFRA SECURITIES LLC
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Safra Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Safra Securities LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Safra Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

SAFRA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 45,319,986
Securities owned — at fair value	36,690,765
Short term interest-bearing deposits	982,865
Due from clearing organization and other brokers	11,861,168
Other assets	762,174
TOTAL ASSETS	$ 95,616,958

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Due to parent	$ 781,860
Accrued expenses and other liabilities	791,792
Total liabilities	1,573,652
MEMBER'S CAPITAL	94,043,306
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 95,616,958

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities LLC (the "Company") was incorporated in Delaware on May 3, 1999 and is a wholly owned subsidiary of Safra National Bank of New York (the "Bank"). The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also engages in proprietary trading and invests in Latin American emerging market securities and certain alternative investments.

The Company has executed a Proprietary Accounts of Brokers-Dealer Agreement with its clearing broker, Pershing LLC ("Pershing"), a United States registered broker-dealer. The Company clears all transactions on a fully disclosed basis through Pershing for all U.S. securities. Pershing takes custody of the funds or securities of the Company's customers. The Company settles certain foreign securities on an omnibus account with an affiliated broker-dealer which is registered with the Brazilian Securities Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant accounting estimates reflected in the Company's statement of financial condition include the realization of deferred tax assets and the fair value of the Company's financial instruments. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of 90 days or less mainly comprising of money market accounts with other depository institutions.

Securities Transactions — Securities owned are used in the Company's trading activities and are recorded at fair value in the statement of financial condition. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis. The Company did not have securities sold, not yet purchased at December 31, 2013.

Short Term Interest-Bearing Deposits — Short term interest-bearing deposits consist of interest-bearing time deposits with depository institutions with original maturities of greater than three months and less than one year, which have penalties for withdrawal of deposits prior to original maturities. These deposits are recorded at cost which approximates fair value as of December 31, 2013.

Due from Clearing Organization and Other Brokers — Due from clearing organization and other brokers includes cash at clearing broker and receivables for settled and unsettled proprietary trades and commission receivable.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes — The Company's results of operations are included in the Bank's federal, state and local tax returns. Pursuant to a tax sharing agreement with the Bank, the Company computes its income taxes on a separate company basis. The accrued income taxes and income taxes payable balances are included in due to parent in the accompanying statement of financial condition.

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred taxes result principally from the net unrealized gains/losses of securities and certain accrued expenses which are currently not taxable/deductible for tax purposes, but have been recognized in the statement of financial condition. Deferred taxes are included in the other assets in the accompany statement of financial condition.

Fair Value of Financial Instruments — The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial instruments that the Company owns are measured at fair value using bid prices. Fair value measurements do not include transaction costs. Refer to Note 7 for further details of such financial instruments.

As required by GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below.

Basis of Fair Value Measurements:

Level 1 Inputs — unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Valuation of these assets and liabilities does not entail a significant degree of judgment. Examples of financial instruments with such inputs include most U.S. Government securities and exchange-traded equity securities.

Level 2 Inputs — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Examples of financial instruments with such inputs include U.S. Agency securities, municipal bonds, corporate bonds, certain mortgage-backed securities, and certain sovereign bonds.

Level 3 Inputs — unobservable inputs for the asset or liability rely on management's own assumptions which are assumptions that management determines market participants would use in pricing the asset or

liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data). Examples of financial instruments with such inputs include certain mortgage-backed securities, private equity investments, and certain over-the-counter derivatives.

Recently Issued Accounting Pronouncements — In December 2011, the Financial Accounting Standards Board (the "FASB") issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities,* which amends ASC 210, *Balance Sheet*. The amendment requires the Company to disclose information about offsetting and related arrangements to enable users of its statement of financial condition to understand the effect of those arrangements on its financial position. The amended guidance is effective for periods beginning on or after January 1, 2013.

In January 2013, the FASB issued Acccounting Standards Update ("ASU") No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The amendments clarify that the scope of ASU No. 2011-11 applies to derivatives, repurchase agreements, and reverse repurchase agreements that are either offset in accordance with ASC 210-20-45, *Balance Sheet Offsetting*, or ASC 815-10-45, *Derivatives*. The adoption of this guidance had no impact on the Company's statement of financial condition.

3. CASH AND CASH EQUIVALENTS

The Company maintained demand deposit and money market accounts at certain depository institutions of $135,603 and $45,184,383, respectively, at December 31, 2013.

4. SHORT TERM INTEREST-BEARING DEPOSITS

The Company maintained short term interest-bearing deposit accounts of $982,865 at December 31, 2013 with maturities ranging from May to June 2014 and interest rates ranging from 0.15% to 0.75%.

5. DUE FROM CLEARING ORGANIZATION AND OTHER BROKERS

As of December 31, 2013 amounts due from clearing organization and other brokers were as follows:

Cash at clearing broker	$ 11,672,803
Receivable for securities sold and commission from clearing broker	168,510
Commission receivable from other brokers	19,855
Total	$ 11,861,168

6. RELATED-PARTY TRANSACTIONS

The Company functions as a broker for the Bank. The Company had a demand deposit account at the Bank of $130,489 at December 31, 2013, which is included in cash and cash equivalents in the accompanying statement of financial condition. The Company had a due to parent liability to the Bank of $1,309,578 and a tax receivable from the Bank of $527,718 as of December 31, 2013, the net of which is included in due to parent in the accompanying statement of financial condition.

7. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy described in Note 2.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Financial Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
ASSETS:				
Securities owned — at fair value:				
Corporate debt securities	$ -	$ 28,795,866	$ -	$ 28,795,866
Equity securities	7,894,899	-	-	7,894,899
Total securities owned at fair value	$ 7,894,899	$ 28,795,866	$ -	$ 36,690,765

The fair value of all other financial assets and liabilities is considered to approximate the carrying value, due to the short-term nature of the financial instruments. There were no transfers between levels 1, 2, and 3 during the year ended December 31, 2013.

The following table presents changes in the Company's level 3 securities included in securities owned, at fair value, recorded at fair value during 2013.

	For the Year Ended December 31, 2013
	Alternative Investments - Hedge Funds
Balance — January 1, 2013	$ 13,757
Loss from trading and principal investments	(7,045)
Sales and redemptions	(6,712)
Balance — December 31, 2013	$ -

8. INCOME TAXES

The Company's primary temporary differences result from net unrealized gains and losses of securities owned that are recorded at fair value for book purposes and certain accrued expenses that are deductible on a cash basis for tax purposes. As of December 31, 2013, the Company had a deferred tax asset of $234,818 and a deferred tax liability of $13,429, the net of which is included in other assets in the accompanying statement of financial condition.

The Company is organized as a limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company entered into a legal tax-sharing agreement with its owner, the Bank, to be treated as a corporate division and should recognize an allocation of income taxes in its separate statement of financial condition pursuant to ASC 740-10-30-27. This Accounting Standard allows an allocation of current and deferred taxes to the members of a consolidated tax group, including

disregarded entities. Pursuant to such tax-agreement, the Company reimburses the Bank for all income taxes payable. As of December 31, 2013, the Company had a current tax receivable from the Bank of $527,718 which is included within the due to parent balance on the statement of financial condition.

The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2013, the Company's tax years after 2009 are subject to examination by the taxing authorities.

9. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

10. CONCENTRATION RISK

The Company's total cash and cash equivalents at December 31, 2013 are primarily deposited in a money market account of $25,492,261 with a U.S. depository institution with a rating of investment grade by Standard & Poor's and in a money market account of $19,157,673 with a U.S. depository institution that is not rated by any rating agencies.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote. The Company has a cash security deposit of $100,392 with Pershing at December 31, 2013, to mitigate such risk, which is included in other assets on the statement of financial condition.

The Company is not a party to any litigation involving the various aspects of its business at December 31, 2013.

12. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, the greater of $250,000 or 6-2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $79,300,650 which was $79,050,650 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1. The company is in compliance with exemptive provisions of Rule 15c3-3.

13. SUBSEQUENT EVENTS

There were no subsequent events through the date the statement of financial condition was issued that would require adjustments or changes in the disclosures to the statement of financial condition.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Safra Securities LLC
546 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the financial statements of Safra Securities LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements),in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP